SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CORPORATE TAXPAYER’S ID (CNPJ) 00.108.786/0001 -65
CORPORATE REGISTRY ID (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON NOVEMBER 30, 2009

DATE, TIME AND PLACE: On November 30, 2009, at 11:00 A.M., at the Company’s headquarters, at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: Shareholders representing more than ninety-nine per cent (99%) of the voting capital attended the Meeting, as per signatures in the “Shareholders’ Attendance Book”, as well as the representative of the Company’s Fiscal Council, Mr. Charles Barnsley Holland.

PRESIDING BOARD: Eduardo Aspesi – Chairman and Joana Graeff Martins – Secretary.

CALL: Call notice published in the Official Gazette of the State of São Paulo on November 14, 17 and 18, 2009 and in Valor Econômico newspaper on November 16, 17 and 18, 2009.

AGENDA: Incorporation of its subsidiaries VIVAX LTDA., NET INDAIATUBA LTDA., NET FRANCA LTDA., NET ANÁPOLIS LTDA., TV JACARANDÁ LTDA., TV A CABO GUARAPUAVA LTDA., TV A CABO CASCAVEL LTDA., 614 TVP JOÃO PESSOA S.A. and 614 TVT MACEIÓ S.A.

RESOLUTIONS: The drawn up of the minutes was previously approved in the summary format, according to paragraph 1 of Article 130 of Law 6,404/76, the publication of the minutes was authorized as of this moment, with the omission of the signatures of the attending shareholders, pursuant to paragraph 2 of Article 130 of Law 6,404/76:

1. The net accounting PROTOCOLS AND JUSTIFICATION OF THE PROPERTY INCORPORATION of VIVAX LTDA., a company headquartered in the city of Americana, state of São Paulo, at Avenida José Meneghel, n.º 65, Distrito Industrial, CEP 13478-820, corporate taxpayers’ ID (CNPJ) 01.402.946/0001 -47, with its corporate acts registered at the Board of Trade of the State of São Paulo under # 35.222.051.255, by order dated January 23, 2008,were resolved on and approved by unanimous vote, hereinafter referred to as “VIVAX”; as well as of NET INDAIATUBA LTDA., a company headquartered in the city of Indaiatuba, state of São Paulo, at Rua 11 de Junho nº 1.849/1.853, Vila Victoria, CEP. 13.330 -000, corporate taxpayers’ ID (CNPJ) 58.393.695/0001 -07, with its corporate acts registered at the Board of Trade of the State of São Paulo under corporate registry ID (NIRE) 35.217.754.707, by order dated August 9, 2002, hereinafter referred to as “NET INDAIATUBA”; of NET FRANCA LTDA., a company headquartered in the city of Franca, state of São Paulo, at Rua Carmem Irene Batista nº 2.837, CEP 14405-135, Jardim Samello, corporate taxpayers’ ID (CNPJ) 60.348.414/0001 -38, with its corporate acts registered at the Board of Trade of the State of São Paulo under corporate registry ID (NIRE) 35.217.794.369, by order dated August 28, 2002, hereinafter referred to as “NET FRANCA”; of NET ANÁPOLIS LTDA., a company headquartered in the city of Anápolis, state of Goiás, at Rua Senai nº 179, CEP 75115-340, Vila Goiás, corporate taxpayers’ ID (CNPJ) 33.584.277/0001 -68, with its corporate acts registered at the Board of Trade of the State of Goiás under corporate registry ID (NIRE) 52.200.806.958, by order dated March 5, 1990, hereinafter referred to as “NET ANÁPOLIS”; TV JACARANDÁ LTDA., a company headquartered in the city of Ponta Grossa, state of Paraná, at Rua Dr. Paula Xavier, 655, Estrela, CEP 84040-010, corporate taxpayers’ ID (CNPJ/MF) 02.215.698/0001 -98, with its corporate acts duly registered at the Board Trade of the State of Paraná – JUCEPAR, under corporate registry ID (NIRE) 41.204.189.016 , hereinafter referred to as “TV JACARANDÁ”; of TV A CABO GUARAPUAVA LTDA., a company headquartered in the city of Guarapuava, state of Paraná, at Rua Conselheiro Jesuíno Marcondes, 2070, Santa Cruz, CEP 85015-390, corporate taxpayers’ ID (CNPJ/MF) 82.370.131/0001 -25, with its corporate acts duly registered at the Board of Trade of the State of Paraná – JUCEPAR, under corporate registry ID (NIRE) 41.202.482.301 , hereinafter referred to as “TV GUARAPUAVA”; of TV A CABO CASCAVEL LTDA., a company headquartered at the city of Cascavel, state of Paraná, at Rua São Paulo, 1304, CEP 85801-020, corporate taxpayers’ ID (CNPJ/MF) 02.973.424/0001 -68, with its corporate acts duly registered at the Board of Trade of the State of Paraná – JUCEPAR, under corporate registry ID (NIRE) 41.204.486.886, hereinafter referred to as “TV CASCAVEL”; of 614 TVP JOÃO PESSOA S.A., headquartered in the city of São Paulo, state of São Paulo, at Rua Verbo Divino n.º 1356, 2º andar, sala 04, Chácara Santo Antônio, corporate taxpayers’ ID (CNPJ) 03.004.081/0001 -96, with its bylaws registered at the Board of Trade of the State of São Paulo under corporate registry ID (NIRE) 35.300.159.802, by order dated January 21, 1999, hereinafter referred to as “614 TVP JOÃO PESSOA” and of 614 TVT MACEIÓ S.A., headquartered in the city and state of São Paulo, at Rua Verbo Divino n.º 1356, 2º andar, sala 03, Chácara Santo Antônio, corporate taxpayers’ ID (CNPJ) 02.998.932/0001 -09, with its bylaws registered at the Board of Trade of the State of São Paulo under corporate registry ID (NIRE) 35.300.159.811, by order dated January 21, 1999, hereinafter referred to as “614 TVT MACEIÓ”, signed by the managements of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV GUARAPUAVA, TV CASCAVEL, 614 TVP JOÃO PESSOA, 614 TVT MACEIÓ S.A. and by the Company on November 10, 2009 (“PROTOCOL”), which become an integral part of the minutes herein, for the purposes of the law, whose models will be filed at the Company’s headquarters, as well as the Appraisal Reports (“REPORTS”) of the accounting net equity of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV GUARAPUAVA, TV CASCAVEL, 614 TVP JOÃO PESSOA and 614 TVT MACEIÓ to be incorporated to the Company’s equity, prepared by Globalconsulting Assessoria Contábil Ltda., a specialized company duly registered in the Regional Accounting Council of São Paulo under # 2SP023158/O-8 and corporate taxpayers’ ID (CNPJ/MF) 06.063.913/0001 -33, with its corporate acts registered at the 3rd Office of Registry of Deeds and Documents and Civil of the Taxpayer – SP under # 473.500, with headquarters and jurisdiction at the Capital of the State of São Paulo, at Avenida Brigadeiro Luis Antônio, nº 2376 – 16º andar, herein represented by its partner, Sérgio da Silva, Brazilian, accountant, Regional Accounting Council (CRC) 1SP114111/O-8, Identity Card (RG) 11.683.592 -8-SP and individual taxpayers’ ID (CPF/MF) 013.317.858 -71, especially hired for this purpose, in compliance with the book value of the equities to be incorporated.

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1.1. Once the equities of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV GUARAPUAVA, TV CASCAVEL, 614 TVP JOÃO PESSOA and 614 TVT MACEIÓ are effectively incorporated to the Company’s equities, the capital stock of the latter will not be amended since it holds one hundred per cent (100%) of the quotas and shares comprising the Capital Stock of each company VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV GUARAPUAVA, TV CASCAVEL, 614 TVP JOÃO PESSOA and 614 TVT MACEIÓ at the moment of incorporations, which will be cancelled, pursuant to item IV of Article 224 of Law 6,404/76.

1.2. Due to the incorporation of the accounting net equity of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV GUARAPUAVA, TV CASCAVEL, 614 TVP JOÃO PESSOA and 614 TVT MACEIÓ for all their assets, rights and liabilities for the purpose of the Law, the management of the Company is, as of this moment, authorized to practice all the supplementary acts, as accurate as possible, to the incorporations approved herein.

CLOSURE: The meeting was adjourned for the time necessary to draw up these minutes on the Company’s book. The meeting was opened again, the minutes were read, found to be accurate, approved and signed by all shareholders who attended the meeting.

This is a free English translation of the original instrument drawn up in the Company’s records.

São Paulo – SP, November 30, 2009.

Joana Graeff Martins
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.